SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2007
Commission File Number 000-28996

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant’s Name into English)
2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐ .

SIGNATURE
EXHIBIT INDEX
EX-99.1: PROXY STATEMENT
EX-99.2: PROXY CARD

EXPLANATORY NOTE
Attached are the following exhibits:
99.1	Proxy Statement in connection with a Special General Meeting of Shareholders, dated September 6, 2007

99.2	Proxy Card for Special General Meeting of Shareholders

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT MEDICAL IMAGING LTD.
(Registrant)
Date: September 6, 2007	By:	/s/ Shimon Yitzhaki
		Name:	Shimon Yitzhaki
		Title:	President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Proxy Statement in connection with a Special General Meeting of Shareholders, dated September 6, 2007

99.2	Proxy Card for Special General Meeting of Shareholders